The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

                         Filed pursuant to General Instruction II.K of Form F-9;
                                                             File No. 333-101140
SUBJECT TO COMPLETION, DATED OCTOBER 1, 2004
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 30, 2003

TRANSCANADA PIPELINES LIMITED

[LOGO]

--------------------------------------------------
US$
  % SENIOR NOTES DUE 2015

-------------------------------------------------------------------

We will pay interest on the notes on              and              of each year,
beginning              ,   . The notes will mature on January 15, 2015. We may
redeem some or all of the notes at any time at the redemption price described under "Description of the Notes--Optional Redemption" in this prospectus supplement. The notes will be unsecured obligations and will rank equally with our unsecured senior indebtedness. The notes will be issued only in denominations of US$1,000 and in integral multiples of US$1,000.
                           --------------------------

INVESTING IN THE NOTES INVOLVES RISK. SEE "RISK FACTORS" ON PAGE 17 OF THE ACCOMPANYING PROSPECTUS.

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS. YOU SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS INCORPORATED BY REFERENCE HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND AS A RESULT MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE NOTES MAY HAVE TAX CONSEQUENCES FOR YOU BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION UNDER "CERTAIN INCOME TAX CONSIDERATIONS" IN THIS PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, SOME OR ALL OF OUR OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CANADA, SOME OR ALL OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS MAY BE RESIDENTS OF CANADA AND A SUBSTANTIAL PORTION OF OUR ASSETS AND ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS MAY BE LOCATED OUTSIDE OF THE
UNITED STATES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                                                             PER NOTE    TOTAL
Public offering price                                                %   US$
Underwriting discounts and commissions                               %   US$
Proceeds, before expenses, to TransCanada PipeLines Limited          %   US$

The public offering price set forth above does not include accrued interest, if
any. Interest on the notes will accrue from              , 2004.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery
system of The Depository Trust Company on or about              , 2004.

                         SOLE BOOK-RUNNING LEAD MANAGER

                            DEUTSCHE BANK SECURITIES
                                ----------------

  JPMORGAN

          CITIGROUP

                  HSBC

                          LAZARD

                                     SG CORPORATE & INVESTMENT BANKING

The date of this prospectus supplement is October   , 2004.

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
               PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

    This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated May 30, 2003, is referred to as the "prospectus" in this prospectus supplement. References in this prospectus supplement to "we", "us", "our", or the "Corporation" refer to TransCanada PipeLines Limited.

    IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

                               EXCHANGE RATE DATA

    We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

    The following table sets forth certain exchange rates based on the noon buying rate in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as United States dollars per Cdn.$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On September 30, 2004, the inverse of the noon buying rate was US$0.7912 per Cdn.$1.00.

                                                                  YEAR ENDED         SIX MONTHS ENDED
                                                                 DECEMBER 31,            JUNE 30,
                                                              -------------------   -------------------
                                                                2002       2003       2003       2004
                                                              --------   --------   --------   --------
High........................................................   0.6199     0.6350     0.6350     0.7159
Low.........................................................   0.6618     0.7738     0.7495     0.7879
Average (1).................................................   0.6371     0.7206     0.6940     0.7452
Period end..................................................   0.6331     0.7738     0.7378     0.7460

------------

(1) The average of the daily exchange rates on the last day of each month during the applicable period.

                                  SPECIAL NOTE
                      REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the documents incorporated by reference in this prospectus supplement include "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

    The risks and uncertainties that may affect the operations, performance, development and results of our business are set forth in our Renewal Annual Information Form for the year ended December 31, 2003, under the heading "Risk Factors", which is incorporated by reference in this prospectus supplement. Given these risks and uncertainties of our business, as well as those incorporated by reference in the accompanying prospectus under the heading "Risk Factors", actual results may differ materially from those expressed or implied by forward-looking statements. In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should be aware that the forward-looking statements described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement may not occur.

    We cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and we do not, nor does any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We have no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                      DOCUMENTS INCORPORATED BY REFERENCE

    We file with the securities commissions or similar authorities in each of the provinces and territories of Canada, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the U.S. Securities and Exchange Commission (the "SEC"). Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. These documents are available through the internet on the SEC's Electronic Data Gathering, Analysis and Retrieval system (EDGAR) which can be accessed at www.sec.gov.

    This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus only for the purpose of the offering of the notes offered hereunder. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

    (a) Consolidated comparative audited financial statements as at and for the year ended December 31, 2003, the notes thereto, and the auditors' report thereon;

    (b) Management's Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2003;

    (c) Renewal Annual Information Form for the year ended December 31, 2003 dated February 24, 2004 (the "Annual Information Form");

    (d) Annual Filing of Reporting Issuer for the year ended December 31, 2003 dated February 24, 2004 (excluding the sections entitled "Composition of the Human Resources Committee",

       "Report on Executive Compensation" and "Performance Graph", which shall be deemed not to be incorporated by reference in the prospectus or this prospectus supplement);

    (e) Material change report dated March 5, 2004 relating to the acquisition of Gas Transmission Northwest Corporation;

    (f) Consolidated comparative interim unaudited financial statements as at and for the six month period ended June 30, 2004;

    (g) U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements as at and for the three and six month periods ended June 30, 2004 provided with our Second Quarter 2004 Quarterly Report furnished to the SEC on Form 6-K; and

    (h) Management's Discussion and Analysis of Financial Condition and Results of Operations as at and for the six month period ended June 30, 2004.

    Any documents of the type referred to above filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus supplement. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

    We will provide without charge to each person to whom this prospectus supplement is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR IN ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN OR THEREIN WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS SUPPLEMENT TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT OR ACCOMPANYING PROSPECTUS, EXCEPT AS SO MODIFIED OR SUPERSEDED.

                                THE CORPORATION

    We operate primarily in two business segments: Gas Transmission and Power. The Gas Transmission segment of our business includes the operation of the Alberta System, the Canadian Mainline, the Foothills System and the BC System. The Gas Transmission segment also includes our other investments in natural gas pipelines located primarily in Canada and the United States. The Power segment of our business includes the construction, ownership, operation and management of power plants and the marketing of electricity and provides electricity account services to energy and industrial customers. The Power segment operates primarily in Canada and the United States. Our significant subsidiaries as of December 31, 2003 are listed under the heading "The Company--Subsidiaries" to the Annual Information Form. Our registered office and executive offices are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

                              RECENT DEVELOPMENTS

    On September 29, 2004, TransCanada Hydro Northeast Inc.
("TransCanada Hydro"), an indirect, wholly-owned subsidiary of the Corporation, signed an Asset Purchase Agreement with USGen New England, Inc. ("USGen") for TransCanada Hydro to purchase hydroelectric generation assets with a total generating capacity of 567 megawatts for US$505 million in cash. The purchase is jointly and severally guaranteed by the Corporation and TransCanada PipeLine
USA Ltd., a wholly-owned subsidiary of the Corporation. The assets include
41 hydro generating systems and 13 dams on rivers in New Hampshire, Vermont and Massachusetts. All the power is uncontracted.

    Because USGen is currently under Chapter 11 bankruptcy protection, the sale will be subject to bankruptcy court approval. Through a court-sanctioned auction process in accordance with customary bidding procedures, USGen will seek offers that are higher or otherwise better than that which has been negotiated with TransCanada Hydro. As part of its agreement, TransCanada Hydro is granted certain protections, subject to court approval, most notably a break fee and expense reimbursement if another bid is accepted. TransCanada Hydro also retains the right to amend its offer should USGen receive an offer which is superior to its existing agreement with TransCanada Hydro. The agreement contemplates that final bankruptcy court approval of the sale will be obtained within 75 days after signing of the agreement. The sale is also subject to U.S. anti-trust and other regulatory reviews.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data and other data as at the dates or for the periods indicated. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The financial data should be read in conjunction with our consolidated financial statements and the related notes and Management's Discussion and Analysis included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. In the opinion of management, the financial data provided as at and for the six months ended June 30, 2003 and 2004 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

                                                               SIX MONTHS ENDED         YEAR ENDED
                                                                   JUNE 30,            DECEMBER 31,
                                                              -------------------   -------------------
                                                                2004       2003       2003       2002
                                                              --------   --------   --------   --------
                                                                  (UNAUDITED)            (AUDITED)
                                                                        (MILLIONS OF DOLLARS)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Revenues....................................................   $2,489     $2,647     $5,357     $5,214
Operating expenses
  Cost of sales.............................................      279        369        692        627
  Other costs and expenses..................................      774        809      1,682      1,546
  Depreciation..............................................      464        432        914        848
                                                               ------     ------     ------     ------
                                                                1,517      1,610      3,288      3,021
                                                               ------     ------     ------     ------
Operating income............................................      972      1,037      2,069      2,193
Other expenses/(income)
  Equity income.............................................     (117)       (84)      (165)       (33)
  Financial charges (1).....................................      392        419        838        904
  Gains on Power LP transactions............................     (197)        --         --         --
                                                               ------     ------     ------     ------
Income from continuing operations before income taxes and
  non-controlling interests.................................      894        702      1,396      1,322
Income taxes................................................      259        263        535        517
Non-controlling interests...................................        6         --          2         --
                                                               ------     ------     ------     ------
Net income from continuing operations.......................      629        439        859        805
Net income from discontinued operations.....................       --         --         50         --
                                                               ------     ------     ------     ------
Net income..................................................      629        439        909        805
Preferred securities charges................................       16         18         36         36
Preferred share dividends...................................       11         11         22         22
                                                               ------     ------     ------     ------
Net income applicable to common shares......................   $  602     $  410     $  851     $  747
                                                               ======     ======     ======     ======

------------

(1) Includes financial charges of joint ventures and interest and other income.

                                                                  SIX MONTHS
                                                                     ENDED              YEAR ENDED
                                                                   JUNE 30,            DECEMBER 31,
                                                              -------------------   -------------------
                                                                2004       2003       2003       2002
                                                              --------   --------   --------   --------
                                                                  (UNAUDITED)            (AUDITED)
                                                                        (MILLIONS OF DOLLARS)
CASH FLOW DATA:
Funds generated from continuing operations..................    $813       $891      $1,810     $1,827
Capital expenditures and acquisitions.......................     208        595         961        827
Dividends and preferred securities charges..................     306        288         588        546

                                                                               DECEMBER 31,
                                                               JUNE 30,     -------------------
                                                                 2004         2003       2002
                                                              -----------   --------   --------
                                                              (UNAUDITED)        (AUDITED)
                                                                    (MILLIONS OF DOLLARS)
BALANCE SHEET DATA:
Cash and short-term investments.............................    $   975     $   337    $   212
Plant, property and equipment
  Gas Transmission..........................................     15,757      16,100     16,100
  Power.....................................................      1,204       1,310      1,340
  Corporate.................................................         44          50         64
Total assets
  Continuing operations.....................................     21,053      20,539     19,835
  Discontinued operations...................................          5          11        139
Notes payable...............................................         66         367        297
Current portion of long-term debt...........................        597         550        517
Current portion of non-recourse debt of joint ventures......         25          19         75
Long-term debt..............................................      9,807       9,465      8,815
Non-recourse debt of joint ventures.........................        853         761      1,222
Preferred securities (debt portion).........................         20          22        238
Preferred securities (equity portion).......................        671         672        674
Preferred shares............................................        389         389        389
Common shareholder's equity.................................      6,373       6,044      5,747

                                USE OF PROCEEDS

    We estimate that the net proceeds of the offering of the notes, after deducting the estimated expenses of the offering, will be approximately US$ million. We intend to use all of the net proceeds of this offering toward the funding of our pending acquisition of Gas Transmission Northwest Corporation. Pending this use, the net proceeds may be invested in short-term marketable securities or used for general corporate purposes.

                               EARNINGS COVERAGE

    The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2003 and June 30, 2004 and are based on audited financial information in the case of the 12 month period ended December 31, 2003 and unaudited financial information in the case of the 12 month period ended June 30, 2004. The following ratios give effect to the issue of the notes pursuant to this prospectus supplement in addition to the issue on March 25, 2004 of US$350 million aggregate principal amount of 5.60% senior unsecured notes, the issue on February 11, 2004 of $200 million aggregate principal amount of 4.10% senior unsecured notes, the redemption on March 15, 2004 of US$145 million aggregate principal amount of putable callable notes and the redemption on March 8, 2004 of $105 million aggregate principal amount of senior unsecured notes. Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2003 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

                                                               JUNE 30,    DECEMBER 31,
                                                                 2004          2003
                                                              ----------   -------------
Based on net income including discontinued operations:
  Earnings coverage on long-term debt (1)...................       times          times
Based on net income from continuing operations:
  Earnings coverage on long-term debt (1)...................       times          times

------------

(1) The above ratios have been calculated without including the annual carrying charges relating to the equity component of the Corporation's outstanding preferred securities. If the equity component of the preferred securities were classified as debt as they would be under U.S. generally accepted accounting principles, the entire carrying charges of the preferred securities would be included in interest obligations. If these annual carrying charges had been included in the calculations, the earnings coverage on long-term debt based on net income including discontinued
    operations would have been    times for the 12 month period ended June 30,
    2004 and    times for the 12 month period ended December 31, 2003; and the earnings coverage on long-term debt based on net income from continuing
    operations would have been    times for the 12 month period ended June 30,
    2004 and    times for the 12 month period ended December 31, 2003.

    Our interest requirements on long-term debt, after giving effect to the issue of the notes to be distributed under this prospectus supplement, amounted
to $   million for the 12 months ended June 30, 2004 and $   million for the
12 months ended December 31, 2003. Our income including discontinued operations before interest and income tax for the 12 months ended June 30, 2004 was
$2,538 million, which is    times our pro forma interest requirement for this
period, and $2,359 million for the 12 months ended December 31, 2003, which is times our pro forma interest requirement for this period; and our income from continuing operations before interest and income tax for the 12 months ended
June 30, 2004 was $2,459 million, which is    times our pro forma interest
requirement for this period, and $2,280 for the 12 months ended December 31,
2003, which is    times our pro forma interest requirement for this period.

                            DESCRIPTION OF THE NOTES

    The notes will be issued under an amended and restated debt indenture, dated as of November 30, 2000, as supplemented or amended from time to time (the "Indenture"), between the Corporation and The Bank of New York, as Trustee. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

    The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description.

GENERAL

    The trustee under the Indenture shall be referred to herein as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The term "debt securities", as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the Indenture and includes the notes.

    The notes will be issued under the Indenture in a single series in an
aggregate principal amount of US$             .The notes will mature on
January 15, 2015. The notes will bear interest at a rate of   % per year.
Interest will be payable semi-annually on              and              of each
year, commencing              ,   , to the persons in whose names the notes are
registered at the close of business on the preceding              or
             , respectively. The principal and interest on the notes will be paid in lawful money of the United States in the manner and on terms set out in the Indenture.

    We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

    The notes will be direct unsecured obligations of the Corporation, issued under the Indenture and will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation other than preferred claims imposed by statute. In addition, our business operations are conducted in part through our subsidiaries and through joint ventures. As a result, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries and joint ventures. As at August 31, 2004, the long-term debt (excluding guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's wholly-owned subsidiaries totaled approximately $2.2 billion. At August 31, 2004, as determined under Canadian GAAP, the Corporation's total consolidated long-term debt, long-term debt due within one year and amount of outstanding preferred securities was, in aggregate principal amount, approximately $10.3 billion (excluding the Corporation's proportionate share of non-recourse debt of joint ventures). There are no terms of the Indenture that limit the ability of the Corporation or its subsidiaries or joint ventures to incur additional indebtedness, including in the case of the Corporation and its subsidiaries and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities--Unsubordinated Debt" and "Description of Debt Securities--Certain Covenants of the Corporation" in the accompanying prospectus.

    The notes will be denominated in United States dollars and payments of principal (and premium, if any) and interest on the notes will be made in United States dollars.

    The notes will not be entitled to any benefits of a sinking fund.

OPTIONAL REDEMPTION

    The notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

    - 100% of the principal amount of the notes to be redeemed, and

    - as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as
      defined below) plus   basis points,

plus, in either case, accrued interest thereon to the date of redemption.

    Notice of any redemption will be delivered by first-class mail at least
30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

    "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

    "COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

    "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,
(i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

    "QUOTATION AGENT" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

    "REFERENCE TREASURY DEALER" means Deutsche Bank Securities Inc. plus four others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

    "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

PAYMENT OF PRINCIPAL AND INTEREST

    Payments of principal of, and premium, if any, and interest on, the notes will be made by the Corporation through the Trustee to the Depositary (as defined below). See "Description of the Notes--Book-Entry System."

    "BUSINESS DAY" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

    Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. If any interest payment date or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date, as the case may be.

BOOK-ENTRY SYSTEM

    The notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be US$1,000 and integral multiples thereof. The provisions set forth under "Description of Debt Securities--Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities--Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form.

    Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

    The following is based on information furnished by the Depositary:

    The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock
Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of the notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

    To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

    Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detailed information from the Corporation or the applicable Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the applicable Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Corporation or the applicable Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

    The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

    The Corporation may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

                       CERTAIN INCOME TAX CONSIDERATIONS

CERTAIN U.S. INCOME TAX CONSIDERATIONS

    The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by U.S. Holders (as defined below). The summary is for general information only and is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated or proposed thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect). The
U.S. federal income tax treatment of a holder of the notes may vary depending upon the particular situation of the holder. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, holders that are not U.S. Holders, traders in securities that elect mark-to-market accounting treatment, broker-dealers in securities or holders who will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction, or other integrated investment comprised of the notes and one or more other investments) may be subject to special rules not discussed below. The following summary is applicable only to purchasers of the notes on original issue at the issue price and does not address other purchasers. In addition, the summary is limited to investors who will hold the notes as "capital assets" within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any state, local or non-U.S. law on a holder of the notes.

    As used herein, the term "U.S. Holder" means an individual who is a citizen or resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any state thereof, or the District of Columbia, an estate that is subject to U.S. federal income taxation without regard to the source of its income, or a trust if, in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a U.S. person. If a partnership (including for this purpose any other entity, organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner as beneficial owner of notes generally will depend on the status of the partner and the activities of the partnership. The summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Each holder of the notes should consult a tax advisor as to the particular tax consequences to such holder of holding the notes, including the applicability and effect of any state, local or foreign tax laws.

  PAYMENTS OF INTEREST

    Interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources without the United States and generally will be treated as "passive" or "financial services" income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

  SALE AND RETIREMENT OF THE NOTES

    A U.S. Holder will recognize a gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement (except to the extent of accrued and unpaid interest, which will be taxable as such) and the U.S. Holder's tax basis in the note (generally, the price the U.S. Holder paid for the note). As a general rule, such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year. Such income or loss will constitute income or loss from sources within the United States for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

    For noncorporate U.S. Holders, including individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate (currently at a maximum rate of 15%) than ordinary income. The deductibility of capital losses is subject to limitations.

  BACKUP WITHHOLDING

    A U.S. Holder of a note may be subject to backup withholding of U.S. federal income tax (currently at a rate of 28%) with respect to payments of principal and interest made on the note, or the proceeds of a sale or exchange of the note before maturity, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, certifies to this fact or (b) provides a U.S. taxpayer identification number ("TIN"), certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of a note that does not provide us with a correct U.S. TIN or an adequate basis for exemption may be subject to penalties imposed by the Internal Revenue Service ("IRS"). The backup withholding tax is not an additional tax and will be credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

    The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the INCOME TAX ACT (Canada) (the "Tax Act") applicable to a purchaser of notes pursuant to the prospectus and this prospectus supplement who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty, is not resident or deemed to be resident in Canada, deals with the Corporation at arm's length and does not use or hold and is not deemed to use or hold a note in carrying on business in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this prospectus supplement (the "Proposed Amendments") and on counsel's understanding of the current administrative practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Special rules, which are not discussed below, may apply to a non-resident that is an insurer which carries on business in Canada and elsewhere.

    This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, prospective purchasers of notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of notes.

    Under the Tax Act the payment of interest, principal or premium, if any, to a Non-Resident Holder of a note will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of a note by a Non-Resident Holder, or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a note.

    EACH OF THESE SUMMARIES UNDER THIS SECTION "CERTAIN INCOME TAX CONSIDERATIONS" IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATION IS MADE WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OR CANADIAN TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE
U.S. FEDERAL TAX CONSEQUENCES OR CANADIAN TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

                                 CREDIT RATINGS

    The notes have been rated A- by Standard & Poor's ("S&P"), A2 by Moody's Investors Service, Inc. ("Moody's") and A by the Dominion Bond Rating Service Limited ("DBRS") (S&P, Moody's and DBRS are each a "Rating Agency"). The rating outlook from each of Moody's and DBRS is stable and the rating outlook from S&P is negative. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D for both S&P and DBRS and, in the case of Moody's long-term issuer rating, from a high of Aaa to a low of C.

    According to the S&P rating system, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

    According to the Moody's rating system, debt securities rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa. Modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, modifier 2 indicates a mid-range ranking and modifier 3 indicates a ranking in the lower end of that generic rating category.

    According to the DBRS rating system, debt securities rated A are of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated entities. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

    The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating of the notes may negatively affect the quoted market price, if any, of the notes.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank
Securities Inc., have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their names below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

                                                                 PRINCIPAL
UNDERWRITERS                                                  AMOUNT OF NOTES
------------                                                  ---------------
Deutsche Bank Securities Inc. ..............................  US$
J.P. Morgan Securities Inc. ................................
Citigroup Global Markets Inc. ..............................
HSBC Securities (USA) Inc. .................................
Lazard Freres & Co. LLC.....................................
SG Americas Securities, LLC.................................
                                                                ----------
    Total...................................................  US$
                                                                ==========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

    We have been advised by the representative of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a
price that represents a concession not in excess of   % of the principal amount
of the notes. The underwriters may allow, and these dealers may re-allow, a
concession of not more than   % of the principal amount of the notes to other
dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

    We estimate that our share of the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately US$       .

    We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

    The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

    In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

    Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

    Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

    Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

    A prospectus supplement in electronic format may be made available on Internet web sites maintained by one or more of the underwriters. Other than the prospectus supplement in electronic format, the information on an underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus supplement or the registration statement of which the related prospectus forms a part.

    Deutsche Bank Securities Inc. and certain of the other underwriters will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corp., an Internet-based communications technology provider. MarketAxess Corp. is providing the system as a conduit for communications between Deutsche Bank Securities Inc., the participating underwriters and their customers and is not a party to any transactions. MarketAxess Corp., a registered broker-dealer, will receive compensation from Deutsche Bank Securities Inc. and the participating underwriters based on transactions such parties conduct through the system. Deutsche Bank Securities Inc. and the participating underwriters will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

    Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

    Lazard Freres & Co. LLC ("Lazard") has entered into an agreement with Mitsubishi Securities (USA), Inc. ("Mitsubishi") pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard, including in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.

    Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Deutsche Bank Securities Inc., J.P. Morgan
Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Mitsubishi and SG Americas Securities, LLC, each of which is a subsidiary or affiliate of a bank which is a lender to the Corporation under an undrawn
$1.5 billion credit facility. The Corporation is not in default under such credit facilities. None of the lenders were involved in the decision to offer the notes or the determination of the terms of distribution of the notes.

                                 LEGAL MATTERS

    Certain matters will be passed upon for the Corporation by McCarthy
Tetrault LLP, Calgary, Alberta and by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The statements under "Certain Income Tax Considerations--Certain Canadian Income Tax Considerations" are set forth herein in reliance upon the opinion of McCarthy Tetrault LLP. The statements under "Certain Income Tax Considerations--Certain United States Income Tax Considerations" are set forth herein in reliance upon the opinion of Mayer, Brown, Rowe & Maw LLP. As to matters of Canadian law, Mayer, Brown, Rowe & Maw LLP will rely upon the opinion of McCarthy Tetrault LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman &
Sterling LLP, Toronto, Ontario and New York, New York.

    The partners and associates of McCarthy Tetrault LLP and Mayer, Brown,
Rowe & Maw LLP as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the parent company and holding company of the Corporation.

                               AUDITORS' CONSENT

To the Board of Directors of TransCanada PipeLines Limited:

    We have read the prospectus supplement dated October     , 2004 to the base
shelf prospectus dated May 30, 2003 relating to the sale and issue of debt securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

    We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the shareholder of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. Our report is dated February 23, 2004.

Chartered Accountants
Calgary, Canada
October     , 2004

                                     [LOGO]

                              U.S. $1,000,000,000
                                DEBT SECURITIES

                         TRANSCANADA PIPELINES LIMITED

    TransCanada PipeLines Limited ("TransCanada" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of U.S. $1,000,000,000, or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

    The specific terms of any offering of debt securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities that are not prohibited by the parameters set forth in this prospectus.

    All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the debt securities to which the Prospectus Supplement pertains.

    TransCanada may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TransCanada in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TransCanada and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

    Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

    There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus.

    THIS OFFERING IS MADE BY A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF ITS HOME COUNTRY. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE DEBT SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

    THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE CORPORATION IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE EXPERTS NAMED IN THE REGISTRATION STATEMENT ARE RESIDENTS OF CANADA AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE CORPORATION AND SAID PERSONS ARE LOCATED OUTSIDE THE UNITED STATES.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 30, 2003.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Documents Incorporated by Reference.........................         2

Certain Available Information...............................         4

Forward-Looking Statements..................................         4

The Corporation.............................................         5

Use of Proceeds.............................................         5

Earnings Coverage...........................................         5

Description of Debt Securities..............................         5

Enforceability of Civil Liabilities.........................        16

Certain Income Tax Considerations...........................        16

Plan of Distribution........................................        16

Risk Factors................................................        17

Legal Matters...............................................        18

Experts.....................................................        18

Documents Filed as Part of the Registration Statement.......        18

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents of the Corporation, filed with the Alberta Securities Commission, are specifically incorporated by reference in, and form an integral part of, this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

    (a) Consolidated comparative audited financial statements of the Corporation as at and for the year ended December 31, 2002, the notes thereto, and the auditors' report thereon;

    (b) Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation as at and for the year ended
       December 31, 2002;

    (c) Annual Information Form of the Corporation for the year ended December 31, 2002 dated February 25, 2003 (the "Annual Information Form");

    (d) Management Proxy Circular dated February 25, 2003 relating to TransCanada's annual and special meeting of shareholders held on April 25, 2003 (excluding the sections entitled "Composition of the Human Resources Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance", which shall be deemed not to be incorporated by reference in this prospectus);

    (e) Consolidated comparative interim unaudited financial statements of the Corporation for the three month period ended March 31, 2003;

    (f) U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of TransCanada contained in the Corporation's First Quarter 2003 Report to Shareholders and filed on Form 6-K for the quarter ended March 31, 2003;

    (g) Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the three month period ended
       March 31, 2003; and

    (h) Material change report of the Corporation dated May 23, 2003 relating to the plan of arrangement between the Corporation and TransCanada Corporation, establishing TransCanada Corporation as the parent company to the Corporation.

    Any documents of the type referred to above and any exhibits to interim and annual consolidated financial statements containing updated earnings coverage information subsequently filed by the Corporation with the Alberta Securities Commission after the date of this prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K and Form 40-F by the Corporation with the Securities and Exchange Commission ("SEC") after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and, beginning with its Form 40-F for the year ended December 31, 2002, its annual reports on Form 40-F, are available on the SEC's web site at www.sec.gov.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS PROSPECTUS, EXCEPT AS SO MODIFIED OR SUPERSEDED.

    Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as Prospectus Supplements or as exhibits to the Corporation's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

    Upon a new annual information form, related annual audited consolidated financial statements and the accompanying management discussion and analysis being filed by the Corporation with, and, where required, accepted by, the Alberta Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and the accompanying management discussion and analysis and all interim consolidated financial statements and the accompanying management's discussion and analysis, management proxy circulars and material change reports filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

    Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

    A Prospectus Supplement containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the debt securities covered by that Prospectus Supplement.

    The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

    In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "U.S.$" means lawful currency of the United States.

                         CERTAIN AVAILABLE INFORMATION

    The Corporation has filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form F-9 relating to the debt securities, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

    The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Corporation can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The public may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports and other information about issuers, including the Corporation, that file electronically with the SEC. The address of that web site is http://www.sec.gov. You may also inspect reports and other information about the Corporation at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           FORWARD-LOOKING STATEMENTS

    This prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus (and in any Prospectus Supplement) include "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

    Given the risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in this prospectus under "Risk Factors", actual results may differ materially from those expressed or implied by forward-looking statements. In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should be aware that the forward-looking statements described in this prospectus (and in any Prospectus Supplement) and the documents incorporated by reference in this prospectus (and in any Prospectus Supplement) may not occur.

    The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Corporation has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                THE CORPORATION

    On May 15, 2003, the Corporation completed a reorganization (pursuant to a statutory plan of arrangement) whereby it became a wholly owned subsidiary of a new holding company, TransCanada Corporation. Pursuant to this arrangement, each issued and outstanding common share of the Corporation was exchanged for one common share of TransCanada Corporation.

    The Corporation operates primarily in two business segments: Transmission and Power. The Transmission segment of TransCanada's business includes the operation of the Alberta System, the Canadian Mainline and the BC System. The Transmission segment also includes TransCanada's other investments in natural gas pipelines located in Canada and the United States. The Power segment of TransCanada's business includes the construction, ownership, operation and management of power plants and the marketing of electricity and provides electricity account services to energy and industrial customers. The Power segment operates in Canada and the northern tier of the United States. The significant subsidiaries of TransCanada as of December 31, 2002 are listed in Schedule A to the Annual Information Form. TransCanada's registered office and executive office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

                                USE OF PROCEEDS

    Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of debt securities will be used for general corporate purposes, including the repayment of indebtedness and the financing of the Corporation's long-term investment plan. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. The Corporation may, from time to time, issue securities other than pursuant to this prospectus.

                               EARNINGS COVERAGE

    The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2002 and March 31, 2003 and are based on audited financial information, in the case of the 12 month period ended December 31, 2002, and unaudited financial information, in the case of the 12 month period ended March 31, 2003. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus and any Prospectus Supplement. The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.

    The following ratios have been prepared based on net income:

                                                              MARCH 31,    DECEMBER 31,
                                                                 2003          2002
                                                              ----------   -------------
Earnings coverage on long-term debt(1)......................  2.55 times     2.45 times

------------

NOTE:

(1) The above ratios have been calculated without including the annual carrying charges relating to the equity component of TransCanada's outstanding preferred securities. If the equity component of the preferred securities were classified as debt, the entire carrying charges of the preferred securities would be included in interest obligations. If these annual carrying charges had been included in the calculations, the earnings coverage on long-term debt would have been 2.40 times for the 12 month period ended March 31, 2003 and 2.31 times for the 12 month period ended December 31, 2002.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will rank PARI PASSU, except as to sinking funds, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") or debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under an amended and restated debt indenture, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York, as Trustee, and, in the case of Subordinated Debt Securities under an amended and restated subordinated debt indenture, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and The Bank of Nova Scotia Trust Company of New York, as Trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York and The Bank of Nova Scotia Trust Company of New York are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures and the debt securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definitions of certain terms used herein, and for other information regarding the debt securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities". As used under this caption, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted.

GENERAL

    Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries. The debt securities will be unsecured and either unsubordinated or subordinated obligations of the Corporation. The Corporation has outstanding First Mortgage Pipe Line Bonds ("First Mortgage Pipe Line Bonds") issued under a Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time (the "Mortgage"), which are secured by the Corporation's present and future Canadian mainline assets and gas transportation contracts. The holders of First Mortgage Pipe Line Bonds have a secured claim on such assets which is prior to the unsecured claim that holders of the debt securities may have on such assets. As of the date hereof, the aggregate outstanding principal amount of First Mortgage Pipe Line Bonds was approximately 25 million Pounds Sterling.

    The Indentures provide that debt securities may be created and issued from time to time in one or more series. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

     (i) classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than U.S. $1,000;

    (ii) any date of maturity;

    (iii) interest rate or rates (or the method by which such rate or rates will be determined), if any;

    (iv) the dates on which any such interest will be payable;

    (v) the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

    (vi) any redemption, repayment or sinking funds provisions;

   (vii) any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

   (viii) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

    (ix) if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

    (x) whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

    (xi) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations. "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

    Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

    The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with Canadian generally accepted accounting principles consistently applied.

GLOBAL SECURITIES

    The debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the

Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

    So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

    Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

    If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

UNSUBORDINATED DEBT

    The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank PARI PASSU with all other unsecured and unsubordinated debt of the Corporation.

SUBORDINATED DEBT

    The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior

Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Mortgage and the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

    In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that
(i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1). If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

CERTAIN COVENANTS OF THE CORPORATION

    MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE. Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants and obligations of the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

    This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

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    LIMITATIONS ON LIENS, OWNERSHIP OF SUBSIDIARIES AND CERTAIN OTHER
TRANSACTIONS. The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

    (1) The Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations (other than First Mortgage Pipe Line Bonds) unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof,
       (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

    (2) The Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities except additional First Mortgage Pipe Line Bonds;

    (3) If the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

    (4) The Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

    (5) The Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

    (6) The Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a Subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

    (7) The Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any Person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time

                                       10
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       to a Subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

CERTAIN DEFINITIONS

"CANADIAN TRUST INDENTURE" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Montreal Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

"DESIGNATED SUBSIDIARY" means: (a) any Subsidiary (i) which is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein, and (ii) which shall have been designated by the Board of Directors of the Corporation as a "restricted subsidiary" under the Mortgage on or prior to the date such Subsidiary became a Subsidiary or, in the case of a corporation which was a Subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in such Indenture) in such Subsidiary; or (b) any Subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a Subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each Subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the Board of Directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) or (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the Board of Directors of the Corporation if certain specified conditions are met.

"FINANCIAL INTERMEDIARY" means a Subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

"FUNDED OBLIGATIONS" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than
    (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

"INDEBTEDNESS", as to any corporation, means and includes, without duplication,
    (a) all items of indebtedness or liability which in accordance with Canadian generally accepted accounting principles would be considered to be direct indebtedness or liabilities of such Person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for

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    purposes of collection) by such Person, or which such Person is obligated, contingently or otherwise, to purchase, or on which such Person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such Person or by mortgages or liens existing on such property at the time of acquisition thereof by such Person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such Person.

"PURCHASE MONEY OBLIGATION" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

"VOTING SHARES" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

EVENTS OF DEFAULT

    An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

    (a) a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

    (b) a default for 30 days in payment of any interest on any debt securities of such series;

    (c) a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

    (d) certain events of bankruptcy, insolvency or reorganization;

    (e) failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of U.S. $50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

    (f) a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of U.S. $50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

    (g) any event of default provided with respect to that series;

provided that if any such failure, default or acceleration referred to in clause (e) or (f) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

    Each Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to

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the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

    Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

    Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

    Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

    Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of, premium, if any, and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

    Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

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    The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

    The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;
(ii) such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound; (iii) the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law); (iv) the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income,

                                       14
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gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and (v) in the case of the Subordinated Debt Indenture
(a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (1) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (2) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

MODIFICATION OF THE INDENTURES

    Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities, (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation, (c) add covenants for the benefit of the holders of debt securities, (d) cure any ambiguity or correct any inconsistency in such Indenture, (e) establish the form or terms of debt securities of any series, (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees, and
(g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1)

    Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2)

    The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6)

CONSENT TO JURISDICTION

    Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York. (Section 11.12)

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CONCERNING THE TRUSTEE

    The Bank of Nova Scotia, the parent of The Bank of Nova Scotia Trust Company of New York, is one of a number of financial institutions with which the Corporation and its subsidiaries maintain ordinary banking relationships and with which the Corporation and its subsidiaries maintain credit facilities.

GOVERNING LAW

    The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                      ENFORCEABILITY OF CIVIL LIABILITIES

    The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

                       CERTAIN INCOME TAX CONSIDERATIONS

    The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

    The applicable Prospectus Supplement will also describe certain
United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue
Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

                              PLAN OF DISTRIBUTION

    The Corporation may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

    The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers.

    The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, syndicate short covering transactions, penalty bids, or any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt security's price.

    Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.

    The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

    The debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada in contravention of the securities laws of Canada or any applicable province or territory thereof.

    Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. In connection with any offering of the debt securities, the underwriters or agents may, subject to the foregoing, over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

    If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

                                  RISK FACTORS

    Investment in the debt securities is subject to various risks including those risks inherent to the pipeline and power industry sectors. Before deciding whether to invest in any debt securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

    Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

                                 LEGAL MATTERS

    Certain matters will be passed upon for the Corporation by McCarthy
Tetrault LLP, Calgary, Alberta and by Mayer, Brown, Rowe & Maw, Chicago, Illinois. As to matters of Canadian law, Mayer, Brown, Rowe & Maw will rely on McCarthy Tetrault LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters or agents, if any, by Shearman & Sterling, Toronto, Ontario and New York, New York. Robert A. Helman, a partner with Mayer, Brown, Rowe & Maw, is a director of TC PipeLines
GP, Inc., a wholly-owned subsidiary of the Corporation which is the general partner of TC PipeLines, LP, a publicly traded Delaware limited partnership. The partners and associates of McCarthy Tetrault LLP and Mayer, Brown, Rowe & Maw as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

                                    EXPERTS

    The consolidated comparative audited financial statements of the Corporation for the year ended December 31, 2002 and the auditor's report thereon, which have been incorporated by reference in this prospectus, have been so incorporated in reliance on the report of KPMG, LLP ("KPMG"), chartered accountants, given on the authority of such firm as experts in auditing and accounting.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

    The following documents have been or will be filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG; comfort letter of KPMG; consent of McCarthy Tetrault LLP; consent of Mayer, Brown, Rowe & Maw; powers of attorney; Amended and Restated Debt Indenture; Amended and Restated Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                           PAGE
                                         --------
Important Notice About Information in
  this Prospectus Supplement and
  Accompanying Prospectus..............     S-1
Exchange Rate Data.....................     S-2
Special Note Regarding Forward-Looking
  Statements...........................     S-3
Documents Incorporated By Reference....     S-3
The Corporation........................     S-5
Recent Developments....................     S-5
Selected Consolidated Financial Data...     S-6
Use of Proceeds........................     S-8
Earnings Coverage......................     S-8
Description of the Notes...............     S-9
Certain Income Tax Considerations......    S-13
Credit Ratings.........................    S-15
Underwriting...........................    S-16
Legal Matters..........................    S-18
Auditors' Consent......................    S-19

                                   PROSPECTUS

                                           PAGE
                                         --------
Documents Incorporated by Reference....       2
Certain Available Information..........       4
Forward-Looking Statements.............       4
The Corporation........................       5
Use of Proceeds........................       5
Earnings Coverage......................       5
Description of Debt Securities.........       5
Enforceability of Civil Liabilities....      16
Certain Income Tax Considerations......      16
Plan of Distribution...................      16
Risk Factors...........................      17
Legal Matters..........................      18
Experts................................      18
Documents Filed as Part of the
  Registration Statement...............      18

---------------------------------------------

TRANSCANADA PIPELINES LIMITED

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US$

  % SENIOR NOTES DUE 2015

DEUTSCHE BANK SECURITIES

JPMORGAN

CITIGROUP

HSBC

LAZARD

SG CORPORATE & INVESTMENT BANKING

PROSPECTUS SUPPLEMENT

OCTOBER    , 2004